Exhibit 99.2

Interim Financial Statements

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited)

FORTIS INC.	MARCH 31, 2026 QUARTER REPORT	1

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

	March 31,	December 31,
As at (in millions of Canadian dollars)	2026	2025

ASSETS
Current assets
Cash and cash equivalents	$359	$367
Accounts receivable and other current assets (Note 5)	1,825	1,695
Prepaid expenses	189	179
Inventories	643	649
Regulatory assets (Note 6)	1,091	915
Total current assets	4,107	3,805
Other assets	1,862	1,782
Regulatory assets (Note 6)	4,112	4,107
Property, plant and equipment, net	52,209	50,886
Intangible assets, net	1,742	1,723
Goodwill	12,682	12,527
Total assets	$76,714	$74,830

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$584	$412
Accounts payable and other current liabilities	3,764	3,503
Regulatory liabilities (Note 6)	418	452
Current installments of long-term debt (Note 7)	3,692	3,146
Total current liabilities	8,458	7,513
Regulatory liabilities (Note 6)	3,872	3,810
Deferred income taxes	5,398	5,292
Long-term debt (Note 7)	30,779	30,723
Finance leases	356	348
Other liabilities	1,365	1,275
Total liabilities	50,228	48,961
Commitments and contingencies (Note 14)
Equity
Common shares (1)	16,247	16,112
Preference shares	1,623	1,623
Additional paid-in capital	5	5
Accumulated other comprehensive income	1,363	1,101
Retained earnings	5,144	4,969
Shareholders' equity	24,382	23,810
Non-controlling interests	2,104	2,059
Total equity	26,486	25,869
Total liabilities and equity	$76,714	$74,830
(1)    No par value. Unlimited authorized shares. 509.1 million and 507.3 million issued and outstanding as at March 31, 2026 and December 31, 2025, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.	MARCH 31, 2026 QUARTER REPORT	2

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars, except per share amounts)	2026	2025

Revenue	$3,403	$3,338

Expenses
Energy supply costs	1,071	1,040
Operating expenses	845	830
Depreciation and amortization	532	515
Total expenses	2,448	2,385
Operating income	955	953
Other income, net (Note 9)	91	91
Finance charges	372	370
Earnings before income tax expense	674	674
Income tax expense	112	116
Net earnings	$562	$558

Net earnings attributable to:
Non-controlling interests	$39	$38
Preference equity shareholders	22	21
Common equity shareholders	501	499
	$562	$558

Earnings per common share (Note 11)
Basic	$0.99	$1.00
Diluted	$0.99	$1.00

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

For the quarter ended March 31 (in millions of Canadian dollars)	2026	2025

Net earnings	$562	$558

Other comprehensive income (loss)
Unrealized foreign currency translation gains (1)	288	5
Other (2)	3	(6)
	291	(1)
Comprehensive income	$853	$557

Comprehensive income attributable to:
Non-controlling interests	$68	$38
Preference equity shareholders	22	21
Common equity shareholders	763	498
	$853	$557
(1)Net of hedging activities and income tax recovery of $4 million and $nil, respectively
(2)Net of income tax expense of $1 million and recovery of $2 million, respectively

See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.	MARCH 31, 2026 QUARTER REPORT	3

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars)	2026	2025

Operating activities
Net earnings	$562	$558
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	461	457
Amortization - intangible assets	43	39
Amortization - other	28	19
Deferred income tax expense	31	66
Equity component, allowance for funds used during construction (Note 9)	(46)	(39)
Other	2	12
Change in long-term regulatory assets and liabilities	(32)	24
Change in working capital (Note 12)	54	77
Cash from operating activities	1,103	1,213

Investing activities
Additions to property, plant and equipment	(1,503)	(1,483)
Additions to intangible assets	(45)	(60)
Contributions in aid of construction	224	168
Other	(47)	(50)
Cash used in investing activities	(1,371)	(1,425)

Financing activities
Proceeds from long-term debt, net of issuance costs (Note 7)	820	1,035
Repayments of long-term debt and finance leases	(158)	(35)
Borrowings under committed credit facilities	3,220	3,058
Repayments under committed credit facilities	(3,578)	(3,373)
Net change in short-term borrowings	161	47
Issue of common shares, net of costs and dividends reinvested	18	25
Dividends
Common shares, net of dividends reinvested	(208)	(192)
Preference shares	(22)	(21)
Subsidiary dividends paid to non-controlling interests	(25)	(27)
Other	26	(18)
Cash from financing activities	254	499
Effect of exchange rate changes on cash and cash equivalents	6	3
Change in cash and cash equivalents	(8)	290
Cash and cash equivalents, beginning of period	367	220
Cash and cash equivalents, end of period	$359	$510

Supplementary Cash Flow Information (Note 12)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.	MARCH 31, 2026 QUARTER REPORT	4

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2025	507.3	$16,112	$1,623	$5	$1,101	$4,969	$2,059	$25,869
Net earnings	—	—	—	—	—	523	39	562
Other comprehensive income	—	—	—	—	262	—	29	291
Common shares issued	1.8	135	—	—	—	—	—	135
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(25)	(25)
Dividends declared on common shares ($0.64 per share)	—	—	—	—	—	(326)	—	(326)
Dividends on preference shares	—	—	—	—	—	(22)	—	(22)
Other	—	—	—	—	—	—	2	2
As at March 31, 2026	509.1	$16,247	$1,623	$5	$1,363	$5,144	$2,104	$26,486

As at December 31, 2024	499.3	$15,589	$1,623	$8	$2,067	$4,521	$2,045	$25,853
Net earnings	—	—	—	—	—	520	38	558
Other comprehensive loss	—	—	—	—	(1)	—	—	(1)
Common shares issued	2.3	140	—	(1)	—	—	—	139
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(27)	(27)
Dividends declared on common shares ($0.615 per share)	—	—	—	—	—	(309)	—	(309)
Dividends on preference shares	—	—	—	—	—	(21)	—	(21)
Other	—	—	—	(1)	—	—	2	1
As at March 31, 2025	501.6	$15,729	$1,623	$6	$2,066	$4,711	$2,058	$26,193

See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.	MARCH 31, 2026 QUARTER REPORT	5

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2026 and 2025
1. DESCRIPTION OF BUSINESS

Nature of Operations
Fortis Inc. ("Fortis" or the "Corporation") is a diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to: (i) the impact of seasonal weather conditions on customer demand; (ii) the impact of market conditions, particularly with respect to long-term wholesale sales at UNS Energy; (iii) the timing and significance of any regulatory decisions; and (iv) changes in the U.S. dollar-to-Canadian dollar exchange rate. Earnings for the utilities in Canada and New York tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings for UNS Energy tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. ("UNS Electric") and UNS Gas, Inc. ("UNS Gas").

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; and an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"). Also included FortisTCI Limited and Turks and Caicos Utilities Limited (collectively, "FortisTCI") until the September 2, 2025 date of disposition and the 33% equity investment in Belize Electricity Limited ("Belize Electricity") until the October 31, 2025 date of disposition (Note 10).

Non-Regulated
Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting. Consists of non-regulated holding company expenses, and included non-regulated long-term contracted generation assets in Belize until the October 31, 2025 date of disposition (Note 10).

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2025 Annual Financial Statements"). A summary of significant outstanding regulatory matters follows.

ITC
Transmission Incentives: In 2021, the Federal Energy Regulatory Commission ("FERC") issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") return on common equity ("ROE") incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding are unknown.

UNS Energy
TEP General Rate Application: In June 2025, TEP filed a general rate application with the Arizona Corporation Commission ("ACC") requesting new rates effective September 1, 2026 using a December 31, 2024 test year, with post-test year adjustments through June 30, 2025. The application includes a proposal to phase-out or eliminate certain adjustor mechanisms, and requests an annual formulaic rate adjustment mechanism consistent with the ACC's approval of a formula rate policy statement in 2024.

The Residential Utility Consumer Office has challenged the ACC's authority to implement a formula rate framework through a policy statement, and in November 2025, the Arizona Court of Appeals ruled that the Residential Utility Consumer Office may proceed with its challenge. The timing and outcome of these regulatory and legal proceedings are unknown. The ACC has previously approved adjustor mechanisms, including formula-based mechanisms, in rate cases.

FORTIS INC.	March 31, 2026 QUARTER REPORT	6

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2026 and 2025
2. REGULATORY MATTERS (cont'd)

UNS Gas General Rate Application: In February 2026, the ACC issued an order approving an allowed ROE of 9.61% and a 56% common equity component of capital structure. The order also approved an annual formulaic rate adjustment mechanism including a range of +/- 50 basis points around the allowed ROE and the inclusion of post-test year adjustments. New rates became effective March 1, 2026.

FortisAlberta
Third Performance-based Rate-setting ("PBR") Term Decision: In 2023, the Alberta Utilities Commission ("AUC") issued a decision establishing the parameters for the third PBR term for the period of 2024 through 2028. FortisAlberta sought permission to appeal the decision to the Court of Appeal of Alberta ("Court of Appeal") on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 cost of service revenue requirement as approved by the AUC. In March 2025, the Court of Appeal granted FortisAlberta permission to appeal, which was heard in January 2026. A decision is expected in the third quarter of 2026.

Depreciation Study: In December 2025, FortisAlberta applied to the AUC for approval of a depreciation study. A negotiated settlement agreement was reached with intervenors in March 2026 and filed for approval with the AUC on April 1, 2026. As a result of the negotiated settlement agreement and the corresponding update to FortisAlberta's depreciation rates, a regulatory liability of approximately $130 million has been estimated, subject to AUC approval which is expected in the third quarter of 2026. The settlement of the liability will be addressed in a future rate application.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2025 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2025 Annual Financial Statements.

Future Accounting Pronouncements
Expense Disaggregation: ASU No. 2024-03, Disaggregation of Income Statement Expenses, is effective for Fortis on January 1, 2027 for annual periods and on January 1, 2028 for interim periods, on a prospective basis, with retrospective application and early adoption permitted. The ASU requires detailed disclosure of certain expense categories included on the consolidated statements of earnings, including energy supply costs, operating expenses, and depreciation and amortization expense. Fortis is assessing the impact on its disclosures.

Internal-Use Software: ASU No. 2025-06, Targeted Improvements to the Accounting for Internal-Use Software, is effective for Fortis on January 1, 2028. The ASU may be adopted prospectively, retrospectively, or using a modified transition approach, and early adoption is permitted. The ASU removes references to development stages and requires capitalization of software costs once funding is authorized and project completion is probable, including assessment of whether significant development uncertainty exists. The guidance also clarifies that all capitalized internal-use software costs must follow the disclosure requirements in Subtopic 360-10, Property, Plant and Equipment. Fortis is assessing the impact on its consolidated financial statements and disclosures.

FORTIS INC.	MARCH 31, 2026 QUARTER REPORT	7

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2026 and 2025
4. SEGMENTED INFORMATION

Fortis' President and Chief Executive Officer is considered the chief operating decision maker ("CODM") for purposes of reviewing segment performance. Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by the CODM in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders, and this measure is used consistently in the evaluation of actual segment performance as well as in the Corporation’s business plan and forecasting processes.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three months ended March 31, 2026 and 2025. Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at March 31, 2026 and December 31, 2025, there were no material inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three months ended March 31, 2026 and 2025.

	Regulated								Non-Regulated
										Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	and Other	eliminations	Total
Quarter ended March 31, 2026
Revenue	648	595	566	696	208	151	539	3,403	—	—	3,403
Energy supply costs	—	204	226	236	—	46	359	1,071	—	—	1,071
Operating expenses	174	203	191	108	49	38	64	827	18	—	845
Depreciation and amortization	124	109	42	104	80	22	51	532	—	—	532
Operating income	350	79	107	248	79	45	65	973	(18)	—	955
Other income, net	22	18	22	12	1	1	9	85	6	—	91
Finance charges	130	40	25	38	35	21	20	309	63	—	372
Income tax expense	54	6	25	51	4	3	10	153	(41)	—	112
Net earnings	188	51	79	171	41	22	44	596	(34)	—	562
Non-controlling interests	35	—	—	—	—	—	4	39	—	—	39
Preference share dividends	—	—	—	—	—	—	—	—	22	—	22
Net earnings attributable to common equity shareholders	153	51	79	171	41	22	40	557	(56)	—	501

Additions to property, plant and equipment and intangible assets	546	259	95	349	174	42	83	1,548	—	—	1,548

As at March 31, 2026
Goodwill	8,540	1,923	628	913	231	235	212	12,682	—	—	12,682
Total assets	28,384	15,404	6,752	10,992	6,595	2,989	5,318	76,434	290	(10)	76,714

Quarter ended March 31, 2025
Revenue	631	680	473	645	201	153	546	3,329	9	—	3,338
Energy supply costs	—	259	157	222	—	53	349	1,040	—	—	1,040
Operating expenses	163	194	186	106	50	36	69	804	26	—	830
Depreciation and amortization	121	108	40	89	76	20	59	513	2	—	515
Operating income	347	119	90	228	75	44	69	972	(19)	—	953
Other income, net	21	18	20	11	1	1	8	80	11	—	91
Finance charges	130	42	25	40	33	20	22	312	58	—	370
Income tax expense	54	14	20	43	6	4	9	150	(34)	—	116
Net earnings	184	81	65	156	37	21	46	590	(32)	—	558
Non-controlling interests	34	—	—	—	—	—	4	38	—	—	38
Preference share dividends	—	—	—	—	—	—	—	—	21	—	21
Net earnings attributable to common equity shareholders	150	81	65	156	37	21	42	552	(53)	—	499

Additions to property, plant and equipment and intangible assets	509	289	99	337	140	34	134	1,542	1	—	1,543

As at March 31, 2025
Goodwill	8,829	1,988	649	913	231	235	270	13,115	—	—	13,115
Total assets	27,634	15,096	6,395	10,263	6,227	2,842	5,885	74,342	389	(13)	74,718

FORTIS INC.	MARCH 31, 2026 QUARTER REPORT	8

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2026 and 2025
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses, which is recorded in accounts receivable and other current assets, changed as follows.

($ millions)	2026	2025
Periods ended March 31
Balance, beginning of period	(80)	(78)
Credit loss expense	(14)	(7)
Credit loss deferral	1	(5)
Write-offs, net of recoveries	16	13
Foreign exchange	(1)	—
Balance, end of period	(78)	(77)
See Note 13 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2025 Annual Financial Statements. A summary follows.

	As at
	March 31,	December 31,
($ millions)	2026	2025
Regulatory assets
Deferred income taxes	2,447	2,424
Deferred energy management costs	696	701
Rate stabilization and related accounts	568	552
Derivatives	204	135
Employee future benefits	193	192
Deferred lease costs	173	145
Deferred restoration costs	117	109
Manufactured gas plant site remediation deferral	85	84
Business development deposit tax	80	58
Generation early retirement costs	47	49
Meter cost recovery	36	37
Other regulatory assets	557	536
Total regulatory assets	5,203	5,022
Less: Current portion	(1,091)	(915)
Long-term regulatory assets	4,112	4,107

Regulatory liabilities
Future cost of removal	1,892	1,853
Deferred income taxes	1,374	1,349
Employee future benefits	457	467
Renewable energy surcharge	167	164
Rate stabilization and related accounts	162	183
Energy efficiency liability	65	68
Other regulatory liabilities	173	178
Total regulatory liabilities	4,290	4,262
Less: Current portion	(418)	(452)
Long-term regulatory liabilities	3,872	3,810

FORTIS INC.	MARCH 31, 2026 QUARTER REPORT	9

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2026 and 2025
7. LONG-TERM DEBT

	As at
	March 31,	December 31,
($ millions)	2026	2025
Long-term debt	33,494	32,542
Credit facility borrowings	1,166	1,515
Total long-term debt	34,660	34,057
Less: Deferred financing costs and debt discounts	(189)	(188)
Less: Current installments of long-term debt	(3,692)	(3,146)
	30,779	30,723

Significant Long-Term Debt Issuances		Interest
Quarter ended March 31, 2026	Month	Rate		Amount	Use of
($ millions, except as noted)	Issued	(%)	Maturity	($ millions)	Proceeds
ITC
Secured senior notes	January	5.08	2036	US $125	(1) (2) (3)
Secured senior notes	January	5.71	2046	US $125	(1) (2) (3)
First mortgage bonds	March	4.78	2034	US $175	(1) (2) (3)
First mortgage bonds	March	4.86	2035	US $175	(1) (2) (3)
(1)    Repay credit facility borrowings
(2)    Fund capital expenditures
(3)    General corporate purposes

In April 2026, ITC issued US$500 million of 5-year, 4.88% unsecured senior notes and US$400 million of 10-year, 5.50% unsecured senior notes. Proceeds will be used to repay maturing long-term debt and short-term borrowings, and for general corporate purposes. In addition, ITC priced US$50 million of 18-year, 5.41% first mortgage bonds and US$100 million of 21-year, 5.53% first mortgage bonds. Proceeds are expected in July 2026 and will be used to repay credit facility borrowings, fund capital expenditures, and for general corporate purposes.

In April 2026, Central Hudson issued US$25 million of 10-year, 5.51% unsecured senior notes, US$35 million of 15-year, 5.86% unsecured senior notes and US$10 million of 20-year, 6.01% unsecured senior notes. Proceeds will be used to repay credit facility borrowings and for general corporate purposes.

In March 2026, Fortis redeemed US$115 million of its U.S. dollar-denominated unsecured senior notes with original maturities ranging from 2029 to 2044.

In December 2024, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. Fortis re-established the at-the-market equity program ("ATM Program") pursuant to the short-form base shelf prospectus, which allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion, effective until January 10, 2027. As at March 31, 2026, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

			As at
Credit facilities	Regulated	Corporate	March 31,	December 31,
($ millions)	Utilities	and Other	2026	2025
Total credit facilities	4,215	1,580	5,795	5,773
Credit facilities utilized:
Short-term borrowings (1)	(584)	—	(584)	(412)
Long-term debt (including current portion) (2)	(961)	(205)	(1,166)	(1,515)
Letters of credit outstanding	(85)	(22)	(107)	(105)
Credit facilities unutilized	2,585	1,353	3,938	3,741
(1)    The weighted average interest rate was 4.1% (December 31, 2025 - 4.2%).
(2)    The weighted average interest rate was 3.9% (December 31, 2025 - 3.8%). The current portion was $998 million (December 31, 2025 - $707 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.4 billion of the total credit facilities are committed with maturities ranging from 2027 through 2031.

See Note 14 in the 2025 Annual Financial Statements for a description of the credit facilities as at December 31, 2025.

FORTIS INC.	MARCH 31, 2026 QUARTER REPORT	10

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2026 and 2025
8. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2026	2025	2026	2025
Quarter ended March 31
Service costs	18	18	5	6
Interest costs	44	43	8	8
Expected return on plan assets	(57)	(54)	(8)	(7)
Amortization of actuarial gains	(7)	(4)	(6)	(6)
Amortization of past service credits/plan amendments	1	—	—	—
Regulatory adjustments	—	(1)	—	2
Net benefit cost	(1)	2	(1)	3

Defined contribution pension plan expense for the three months ended March 31, 2026 was $19 million (three months ended March 31, 2025 - $19 million).

9. OTHER INCOME, NET

($ millions)	2026	2025
Quarter ended March 31
Equity component, allowance for funds used during construction	46	39
Non-service component of net periodic benefit cost	25	19
Interest income	10	12
Gain on derivatives, net	6	13
Equity income	5	6
Other	(1)	2
	91	91

10. DISPOSITIONS

In September 2025, Fortis sold FortisTCI which contributed net earnings of $5 million for the three months ended March 31, 2025 and $19 million for the eight-month period through the September 2, 2025 disposition date.

In October 2025, Fortis sold Fortis Belize and its 33% ownership in Belize Electricity which combined to contribute net earnings of $7 million for the three months ended March 31, 2025 and $17 million for the ten-month period through the October 31, 2025 disposition date.

11. EARNINGS PER COMMON SHARE

	2026			2025
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended March 31
Basic EPS	501	508.2	0.99	499	500.3	1.00
Potential dilutive effect of stock-based compensation	—	0.3		—	0.3
Diluted EPS	501	508.5	0.99	499	500.6	1.00

FORTIS INC.	MARCH 31, 2026 QUARTER REPORT	11

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2026 and 2025
12. SUPPLEMENTARY CASH FLOW INFORMATION

($ millions)	2026	2025
Quarter ended March 31
Change in working capital
Accounts receivable and other current assets	4	(24)
Prepaid expenses	(9)	5
Inventories	14	4
Regulatory assets - current portion	(2)	(4)
Accounts payable and other current liabilities	61	133
Regulatory liabilities - current portion	(14)	(37)
	54	77

Non-cash financing activity
Common share dividends reinvested	117	115

As at March 31
Non-cash investing activities
Accrued capital expenditures	738	539
Contributions in aid of construction	15	12

13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, gas supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas price curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at March 31, 2026, unrealized losses of $204 million (December 31, 2025 - $135 million) were recognized as regulatory assets and unrealized gains of $18 million (December 31, 2025 - $37 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information. Gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During the three months ended March 31, 2026, gains of $22 million were recognized in revenue (three months ended March 31, 2025 - $31 million).

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash and/or share settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $92 million and terms up to three years expiring at varying dates through January 2028. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three months ended March 31, 2026, gains of $11 million were recognized in other income, net (three months ended March 31, 2025 - $10 million).

Foreign Exchange Contracts
The Corporation holds U.S. dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through June 2028 and have a combined notional amount of US$520 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three months ended March 31, 2026, losses of $5 million were recognized in other income, net (three months ended March 31, 2025 - gains of $1 million).

FORTIS INC.	MARCH 31, 2026 QUARTER REPORT	12

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2026 and 2025
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Interest Rate Contracts
ITC has entered into five-year interest rate swap contracts with a combined notional value of US$100 million which will be used to manage interest rate risk associated with forecasted debt issuances. Fair value was measured using a discounted cash flow method based on secured overnight financing rates ("SOFR"). Unrealized gains and losses associated with the changes in fair value are recognized in other comprehensive income, and are expected to be reclassified to earnings as a component of interest expense over the first 5 years of the related debt. Unrealized gains of US$1 million were recorded in other comprehensive income for the three months ended March 31, 2026 (three months ended March 31, 2025 - $nil).

During the first quarter of 2026, ITC settled interest rate swap contracts with a combined notional value of US$705 million. Realized gains of US$4 million were recognized in other comprehensive income, which will be reclassified to earnings as a component of interest expense over 5 years.

Cross-Currency Interest Rate Swaps
The Corporation holds cross-currency interest rate swaps, maturing in 2029, to effectively convert its $500 million, 4.43% unsecured senior notes to US$391 million, 4.34% debt. The Corporation has designated this notional U.S. debt as an effective hedge of its foreign net investments and unrealized gains and losses associated with exchange rate fluctuations on the notional U.S. debt are recognized in other comprehensive income, consistent with the translation adjustment related to the foreign net investments. Other changes in the fair value of the swaps are also recognized in other comprehensive income but are excluded from the assessment of hedge effectiveness. Fair value is measured using a discounted cash flow method based on SOFR. During the three months ended March 31, 2026, unrealized losses of $8 million were recorded in other comprehensive income (three months ended March 31, 2025 - $4 million).

Recurring Fair Value Measures
The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at March 31, 2026
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	36	—	36
Energy contracts not subject to regulatory deferral (2)	—	25	—	25
Total return swaps and interest rate contracts (2)	—	32	—	32
Other investments (4)	189	—	—	189
	189	93	—	282
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(222)	—	(222)
Energy contracts not subject to regulatory deferral (5)	—	(3)	—	(3)
Cross-currency interest rate swaps and foreign exchange contracts (5)	—	(32)	—	(32)
	—	(257)	—	(257)
As at December 31, 2025
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	51	—	51
Energy contracts not subject to regulatory deferral (2)	—	4	—	4
Total return swaps and foreign exchange contracts (2)	—	37	—	37
Other investments (4)	190	—	—	190
	190	92	—	282
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(149)	—	(149)
Energy contracts not subject to regulatory deferral (5)	—	(2)	—	(2)
Interest rate contracts and cross-currency interest rate swaps (5)	—	(23)	—	(23)
	—	(174)	—	(174)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in the fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of wholesale trading contracts and certain gas swap contracts.
(4)UNS Energy holds investments in money market accounts, and ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees, which include mutual funds and money market accounts. The fair value of these investments is included in cash and cash equivalents and other assets, with gains and losses recognized in other income, net.
(5)Included in accounts payable and other current liabilities or other liabilities

FORTIS INC.	MARCH 31, 2026 QUARTER REPORT	13

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2026 and 2025
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross Amount	Counterparty
	Recognized in	Netting of	Cash Collateral
($ millions)	Balance Sheet	Energy Contracts	Posted/(Received)	Net Amount
As at March 31, 2026
Derivative assets	61	(28)	15	48
Derivative liabilities	(225)	28	—	(197)

As at December 31, 2025
Derivative assets	55	(29)	15	41
Derivative liabilities	(151)	29	—	(122)

Volume of Derivative Activity
As at March 31, 2026, the Corporation had various energy contracts that will settle on various dates through 2030. The volumes related to electricity and natural gas derivatives are outlined below.

		As at
	March 31,		December 31,
	2026		2025
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	368		890
Electricity power purchase contracts (GWh)	468		395
Gas swap contracts (PJ)	170		183
Gas supply contracts (PJ)	145		147
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	5,865		1,430
Gas swap contracts (PJ)	2		2
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 65% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by the Midcontinent Independent System Operator by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as its distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

Central Hudson has seen an increase in accounts receivable since the suspension of collection efforts initially required in response to the COVID-19 pandemic. Central Hudson continues to contact customers regarding past-due balances and collection efforts are ongoing. Under its regulatory framework, Central Hudson can defer uncollectible write-offs above the amounts collected in customer rates for future recovery.

ITC, UNS Energy, Central Hudson, FortisBC Energy, and Fortis may be exposed to credit risk in the event of non-performance by counterparties to derivative contracts. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy, Central Hudson and FortisBC Energy, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $134 million as at March 31, 2026 (December 31, 2025 - $99 million).

FORTIS INC.	MARCH 31, 2026 QUARTER REPORT	14

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2026 and 2025
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, and Caribbean Utilities is the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has reduced this exposure through hedging.

As at March 31, 2026, US$1.8 billion (December 31, 2025 - US$1.9 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$13.4 billion (December 31, 2025 - US$13.2 billion) unhedged. Exchange rate fluctuations associated with the net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at March 31, 2026, the carrying value of long-term debt, including current portion, was $34.7 billion (December 31, 2025 - $34.1 billion) compared to an estimated fair value of $32.5 billion (December 31, 2025 - $32.3 billion).

14. COMMITMENTS AND CONTINGENCIES

Commitments
There were no material changes in commitments from that disclosed in the Corporation's 2025 Annual Financial Statements, except as detailed below.

In April 2026, TEP entered into a 20-year gas transportation precedent agreement and amended a previously signed 25-year gas transportation precedent agreement. The agreements support the development of new pipelines, expected to be in service in 2029, which will be owned and operated by third-parties. The purchase commitments are expected to begin in 2029, and are estimated to be US$1.0 billion over the 20-year agreement and an incremental US$1.1 billion over the 25-year agreement. The purchase commitments are conditional on the construction and commercial operation of the new pipelines.

In March 2026, UNS Electric signed a 20-year renewable power purchase agreement for US$279 million of solar energy, pending commercial operation which is expected in 2028.

Contingency
In November 2023, an explosion and fire occurred at a residence located in Wappingers Falls, New York, while a contractor was performing work on Central Hudson’s natural gas infrastructure adjacent to the residence. Civil actions seeking damages for bodily injuries, property damage and punitive damages remain pending. Central Hudson has recorded US$50 million of potential liability arising from the lawsuits as of March 31, 2026, and has recorded an insurance receivable in the same amount as it believes its insurance will satisfy its liability arising from the incident and related lawsuits. Based on the facts currently known, management believes the ultimate resolution of these matters will not have a material adverse effect on the financial position, results of operations, or cash flows of the Corporation.

FORTIS INC.	MARCH 31, 2026 QUARTER REPORT	15